EXHIBIT 21

SUBSIDIARIES OF SOUTHWEST ROYALTIES, INC.

Name of Subsidiary	Jurisdiction of Incorporation

Blue Heel Company	Delaware
Southwest Consolidated Partnerships, Inc.	Delaware
Southwest Managed Assets, Inc.	Delaware